UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

M&T Bank Corporation

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

55261F 10 4

(CUSIP Number)

Brian R. Yoshida, Esq.

Senior Vice President and Deputy General Counsel

M&T Bank Corporation

One M&T Plaza

Buffalo, New York 14203

(716) 842-5464

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are being sent.

*	The remainder of this cover shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document consists of 14 pages.

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert G. Wilmers
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): PF, BK, OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 4,286,124
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 4,286,124
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,286,124
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 2.7%
14	Type of Reporting Person (See Instructions): IN

Page 2 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roche Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 374,996
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 374,996
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 374,996
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .2%
14	Type of Reporting Person (See Instructions): OO

Page 3 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wilmers Company, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 400,000
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 400,000
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .3%
14	Type of Reporting Person (See Instructions): OO

Page 4 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert G. Wilmers 1999 Family Trust 13-701558
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 214,540
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 214,540
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 214,540
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .1%
14	Type of Reporting Person (See Instructions): OO

Page 5 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert G. Wilmers 2000 Family Trust 13-701559
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 224,766
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 224,766
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 224,766
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .1%
14	Type of Reporting Person (See Instructions): OO

Page 6 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elisabeth Roche Wilmers
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 461,273
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 461,273
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 461,273
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .3%
14	Type of Reporting Person (See Instructions): IN

Page 7 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) R.I. REM Investments S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,230,320
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,230,320
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,230,320
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .8%
14	Type of Reporting Person (See Instructions): OO

Page 8 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mallarme Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): AF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,282,880
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 3,282,880
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,282,880
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 2.1%
14	Type of Reporting Person (See Instructions): OO

Page 9 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Interlaken Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 393,249
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 393,249
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 393,249
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): .2%
14	Type of Reporting Person (See Instructions): OO

Page 10 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

Amendment No. 20 to Schedule 13D

The Schedule 13D, dated May 8, 1980, as amended, of Robert G. Wilmers, Elisabeth Roche Wilmers, Wilmers Company, L.L.C., R.I. REM Investments, S.A., Mallarme Investments Limited, Roche Foundation, Inc. (formerly known as St. Simon Charitable Foundation, Inc.), Interlaken Foundation, Inc., Robert G. Wilmers 1999 Family Trust (the “1999 Family Trust”, formerly known as Grantor Retained Annuity Trust No. 5), and Robert G. Wilmers 2000 Family Trust (the “2000 Family Trust”, formerly known as Grantor Retained Annuity Trust No. 6) (collectively referred to as the “Reporting Persons”) is hereby amended as set forth below.

The purposes of this Amendment No. 20 to the Schedule 13D (the “Amendment”) are to reflect that: (i) on January 5, 2015, Roche Foundation, Inc. transferred 78,532 shares of M&T Bank Corporation (“M&T”) common stock, $.50 par value per share (“Shares”) to St. Simon Charitable Foundation, Inc. and subsequently dissolved, and is therefore no longer a “Reporting Person” for the purposes of this Schedule 13D; (ii) St. Simon Charitable Foundation, Inc. has, subsequent to its receipt of the 78,532 Shares from Roche Foundation, Inc., changed its name to Roche Foundation, Inc., effective June 27, 2015 and (iii) on January 16, 2015, West Ferry Foundation, Inc. transferred 141,825 Shares to Interlaken Foundation, Inc. and subsequently dissolved, and is therefore no longer a “Reporting Person” for the proposes of this Schedule 13D. This filing is also being made to report that the “Reporting Persons” own 5.8% of the total number of Shares of M&T common stock outstanding, which is a 1% decrease as compared to the percentage reported in Amendment No. 19. This decrease in the percentage of M&T common stock owned by the “Reporting Persons” is due to an increase in the number of shares of M&T common stock outstanding, which increase took place in November 2015, in connection with the acquisition of Hudson City Bancorp, Inc.

This Amendment No. 20 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the original Schedule 13D and Amendments Nos. 1 through 19 thereto.

Item 2. Identity and Background

As described in this Amendment, West Ferry Foundation, Inc. and Roche Foundation, Inc. are no longer “Reporting Persons” for the purposes of this Schedule 13D. In addition, St. Simon Charitable Foundation, Inc. changed its name to Roche Foundation, Inc. All other information previously provided with respect to Roche Foundation, Inc. (previously known as St. Simon Charitable Foundation, Inc.) otherwise remains the same.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is revised and amended and restated as set forth below:

Page 11 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

(a)-(b) The aggregate number and percentage of outstanding Shares beneficially owned by each Reporting Person are set forth below. Unless otherwise indicated, each Reporting Person has sole voting and dispositive power with respect to the Shares listed opposite his or her name.

Reporting Person	Number of M&T Shares Owned		Percentage of Outstanding M&T Shares Owned[1]
Robert G. Wilmers	4,286,124	[2]	2.7%
Roche Foundation, Inc.	374,996		.2%
Wilmers Company, L.L.C	400,000		.3%
1999 Family Trust	214,540		.1%
2000 Family Trust	224,766		.1%
Elisabeth Roche Wilmers	461,273		.3%
R.I. REM Investments S.A	1,230,320		.8%
Mallarme Investments Limited.	3,282,880		2.1%
Interlaken Foundation, Inc.	393,249		.3%
Reporting Persons as a Group	9,260,597		5.8%

[1]	Based upon 158,999,014 Shares outstanding as of April 22, 2016 as stated on M&T’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016.

[2]	Mr. Wilmers beneficially owns 4,286,124 Shares over which Mr. Wilmers has sole voting and dispositive power, such Shares representing approximately 2.7% of the Shares issued and outstanding. The number of Shares beneficially owned by Mr. Wilmers includes: (i) 2,630,633 Shares owned directly; (ii) 374,996 Shares owned by Roche Foundation, Inc., a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as director and president, holds voting and dispositive power; (iii) 400,000 Shares held by the Wilmers Company, L.L.C., as to which Mr. Wilmers, as sole member, holds sole voting and dispositive power; (iv) 393,249 Shares held by Interlaken Foundation, Inc., a not-for-profit, non-stock corporation, as to which Mr. Wilmers, as a director and president, holds voting and dispositive power; (v) 214,540 Shares held by Robert G. Wilmers 1999 Family Trust; (vi) 224,766 Shares held by Robert G. Wilmers 2000 Family Trust; and (vii) 55,361 Shares allocated under M&T’s Retirement Savings Plan and Trust (401(k) plan).

Other than the transactions set forth in this Item 5, as well as routine allocations to Mr. Wilmers’ account under M&T’s Retirement Savings Plan and Trust (401(k) plan), there have been no transactions within the past 60 days by the Reporting Persons with respect to the Shares.

Page 12 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

JOINT FILING AGREEMENT

By signing this Amendment No. 20, each Reporting Person acknowledges and agrees that the Schedule 13D, as amended hereby, is filed on such Reporting Person’s behalf and agrees to such joint filing in accordance with Rule 13d-1(k) of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	July 20, 2016	/s/ Robert G. Wilmers
		Name:	Robert G. Wilmers

Date:	July 20, 2016	/s/ Elisabeth Roche Wilmers
		Name:	Elisabeth Roche Wilmers

ROCHE FOUNDATION, INC. (formerly the St. Simon Charitable Foundation)

Date:	July 20, 2016	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	President

WILMERS COMPANY, L.L.C.

Date:	July 20, 2016	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	Sole Member

R.I. REM Investments S.A. By: ALL IN 1 MANAGEMENT INC., Authorized Person

Date:	July 20, 2016	/s/ Philippe Pasquier
		By:	Philippe Pasquier
		Title:	Director

Page 13 of 14 Pages

CUSIP No. 55261F 10 4	Schedule 13D

Mallarme Investments Limited

Date:	July 20, 2016	/s/ Margaret R. O’Shea
		By:	Margaret R. O’Shea
		Title:	Director

INTERLAKEN FOUNDATION

Date:	July 20, 2016	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	President

Robert G. Wilmers 2099 Family Trust

Date:	July 20, 2016	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	Trustee

Date	July 20, 2016	/s/ Ira H. Jolles
		By:	Ira H. Jolles
		Title:	Trustee

Robert G. Wilmers 2000 Family Trust

Date	July 20, 2016	/s/ Robert G. Wilmers
		By:	Robert G. Wilmers
		Title:	Trustee

Date	July 20, 2016	/s/ Ira H. Jolles
		By:	Ira H. Jolles
		Title:	Trustee

Page 14 of 14 Pages